THE INTERPUBLIC GROUP OF COMPANIES, INC.
DODD-FRANK CLAWBACK POLICY
(Approved October 25, 2023)
Introduction
Pursuant to its authority delegated by the Board of Directors (the “Board”) of The Interpublic Group of Companies, Inc. (the “Company”), the Compensation and Leadership Talent Committee of the Board has adopted this Dodd-Frank Clawback Policy (this “Policy”) with the intention that it satisfy the requirements of Section 954 of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (“Dodd-Frank”) and Section 303A.14 of the of the New York Stock Exchange (“NYSE”) Listed Company Manual (the “Listing Standards”). This Policy is in addition to, and shall not limit in any way, other policies of the Company and its affiliates in respect of compensation and forfeiture or recovery thereof.
Definitions and Rules of Construction
For purposes of this Policy, the following terms have the following meanings:
“Applicable Period” means the three completed fiscal years of the Company immediately preceding (i) the date the Board, a committee of the Board, or the officer or officers of the Company authorized to take such action if Board action is not required, concludes (or reasonably should have concluded) that the Company is required to prepare a Restatement, or (ii) the date a court, regulator, or other legally authorized entity directs the Company to prepare a Restatement, in each case, regardless of if or when the Restatement is actually filed. The “Applicable Period” also includes any transition period that results from a change in the Company’s fiscal year and occurs within or immediately following the three completed fiscal years identified in the preceding sentence, except that a transition period that comprises a period of at least nine months shall count as a completed fiscal year.
“Committee” means the Compensation and Leadership Talent Committee of the Board or any successor thereto that is established by the Board and comprises independent directors responsible for executive compensation decisions.
“Covered Executive” means each current or former Executive Officer of the Company.
“Effective Date” means October 2, 2023.
“Erroneously Awarded Compensation” has the meaning prescribed by the Listing Standards—i.e., the amount of Incentive-Based Compensation (calculated on a pre-tax basis) Received by a Covered Executive that exceeds the amount of Incentive-Based Compensation that would have been Received if the calculation were based on the restated amounts in connection with a Restatement. If the subject Incentive-Based Compensation (calculated on a pre-tax basis) was based on stock price or total shareholder return, where the Erroneously Awarded Compensation is not subject to mathematical recalculation directly from the information in a Restatement, the Erroneously Awarded Compensation shall be based on a reasonable estimate by the Committee or the Board of the effect of the Restatement on the stock price or total shareholder return based upon which the Incentive-Based Compensation was Received, documentation of which shall be maintained by the Company and provided to NYSE to the extent required by the Listing Standards. In all cases, the amount of Erroneously Awarded Compensation shall be determined by the Committee in its sole and absolute discretion and in accordance with the Listing Standards.
“Executive Officer” has the meaning prescribed by the Listing Standards—i.e., each person who is designated as an “officer” of the Company in accordance with 17 C.F.R. 240.16a-1(f), including at a minimum each person designated as an “executive officer” of the Company for purposes of 17 C.F.R. § 229.401(b), and each other person (if any) who is in charge of a principal business unit, division or function, or otherwise performs a significant policy-making function for the Company, in each case as determined by the Board or the Committee in accordance with the Listing Standards. Executive officers of the Company’s subsidiaries shall not be deemed Executive Officers of the Company unless they perform significant policy-making functions for the Company (as determined by the Board or the Committee in its discretion).
“Financial Reporting Measure” has the meaning prescribed by the Listing Standards—i.e., a measure that is determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements (including “non-GAAP” financial measures, such as those appearing in the Company’s earnings releases, if applicable), and each measure that is derived wholly or in part from such measures. Stock price and total shareholder return (and any measure derived in whole or in part from stock price or total shareholder return) are also Financial Reporting Measures. For the avoidance of doubt, a Financial Reporting Measure need not be presented in the Company’s financial statements or included in a filing with the SEC.
“Incentive-Based Compensation” has the meaning prescribed by the Listing Standards—i.e., any compensation that is granted, earned, or vested based wholly or in part upon the attainment of a Financial Reporting Measure.
“Policy” means this Dodd-Frank Clawback Policy, as in effect and amended from time to time.
“Received” has the meaning prescribed by the Listing Standards—i.e., Incentive-Based Compensation is deemed to be “Received” in the Company’s fiscal period during which the Financial Reporting Measure specified in the Incentive-Based Compensation award is attained, even if the payment, vesting or settlement of the Incentive-Based Compensation occurs after the end of such period.

“Restatement” means an accounting restatement described in paragraph (c)(1) of the Listing Standards—i.e., a restatement of any of the Company’s financial statements due to the Company’s material noncompliance with any financial reporting requirement under U.S. securities laws. “Restatement” includes any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements (commonly referred to as a “Big R” restatement), or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period (commonly referred to as a “little r” restatement).
“SEC” means the U.S. Securities and Exchange Commission.
All rules of construction that apply for purposes of the Company’s Performance Incentive Plan (i.e., the 2019 Performance Incentive Plan or any successor thereto, as in effect) shall also apply for purposes of this Policy.
Administration
This Policy shall be administered by the Committee. The Committee shall interpret and construe this Policy and shall take such actions and prescribe such rules and regulations in connection with the operation of this Policy as it determines to be necessary, appropriate, or advisable for the administration of this Policy, and may rescind and amend such rules and regulations from time to time, in each case, consistent with this Policy. All determinations made by the Committee shall be final, conclusive and binding upon the Company and all persons affected hereunder and need not be uniform with respect to each Covered Executive. Subject to any limitation under applicable law, the Committee may authorize and empower any officer or employee of the Company or any of its affiliates to take any and all actions necessary or appropriate to carry out the purpose and intent of this Policy (other than with respect to any recovery under this Policy involving such officer).
Recovery Policy
If the Company is required to prepare a Restatement, the Company shall promptly recover all Erroneously Awarded Compensation Received by each Covered Executive during the Applicable Period; provided that recovery under this Policy shall not be required (i) of any Incentive-Based Compensation Received prior to the Effective Date, (ii) of any Incentive-Based Compensation Received while the recipient was serving in a non-executive capacity prior to becoming a Covered Executive, or (iii) from any Covered Executive who was not an Executive Officer at any time during the performance period for which Erroneously Awarded Compensation relates. Such recovery shall be made without regard to any individual knowledge or responsibility related to the Restatement or the Erroneously Awarded Compensation, and regardless of whether the Company’s or a Covered Executive’s misconduct or other action or omission was the cause for such Restatement. Notwithstanding the above provision, the Committee may decide to refrain from recovering the Erroneously Awarded Compensation if the

Committee determines, in good faith, that such recovery would be impracticable within the meaning of the Listing Standards to the extent that the following conditions are met:
(i)The direct expense paid to a third party to enforce this Policy would exceed the amount to be recovered. Before concluding that it would be impracticable to recover any amount of Erroneously Awarded Compensation based on expense of enforcement, the Company must make a reasonable attempt to recover such Erroneously Awarded Compensation, document such reasonable attempt(s) to recover, and provide that documentation to NYSE;
(ii)Recovery would violate home country law where that law was adopted prior to November 28, 2022. Before concluding that it would be impracticable to recover any amount of Erroneously Awarded Compensation based on violation of home country law, the Company must obtain an opinion of home country counsel, acceptable to NYSE, that recovery would result in such a violation, and must provide such opinion to NYSE; or
(iii)Recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Company or its subsidiaries, to fail to meet the requirements of 26 U.S.C. 401(a)(13) or 26 U.S.C. 411(a) and regulations thereunder.
Method of Recovery
Upon any recovery determination by the Committee, the Committee shall notify the Covered Executive in writing of its determination. The Committee may approve any method of recovery (or a combination of methods) that is permitted by the Listing Standards and other applicable law, as determined by the Committee in its sole discretion.
A Covered Executive who is required to repay any Incentive-Based Compensation, or to take any other action required or appropriate to effectuate recovery in accordance with this Policy, shall promptly repay such Incentive-Based Compensation and shall promptly take all such other actions, upon the Company’s demand, as determined by the Committee in its sole discretion. To the extent that a Covered Executive fails to repay all Erroneously Awarded Compensation when due, the Company shall take all actions reasonable and appropriate to recover such Erroneously Awarded Compensation from the applicable Covered Executive. The applicable Covered Executive shall be required to reimburse the Company for any and all expenses reasonably incurred (including legal fees) by the Company in recovering such Erroneously Awarded Compensation in accordance with the immediately preceding sentence.
Disclosure
It is intended that the Company shall make such disclosures with respect to Incentive-Based Compensation subject to this Policy, and any actions taken or omitted to be taken hereunder, with the SEC and NYSE, in each case, as may be required under any applicable requirements, rules or standards thereof.

Interpretation
This Policy shall be interpreted and enforced consistently with the intent to comply with Dodd-Frank and the Listing Standards.
No Indemnification or Reimbursement
Notwithstanding the terms of any other policy, program, agreement or arrangement, in no event shall the Company or any of its affiliates indemnify or reimburse any Covered Executive for the loss of any Erroneously Awarded Compensation that is required to be repaid or that is otherwise subject to recovery under this Policy. Further, in no event shall the Company or any of its affiliates pay or reimburse any Covered Executive for premiums on any insurance policy that would cover a Covered Executive’s potential obligations with respect to Erroneously Awarded Compensation under this Policy.
Effective Date
This Policy is effective as of the Effective Date, and shall apply to all Incentive-Based Compensation that is Received by Covered Executives on or after that date, except to the extent otherwise required by the Listing Standards or applicable law.
Governing Law
This Policy shall be governed by the laws of the State of New York, without regard to any conflicts or choice of law rule or principle that might otherwise refer construction or interpretation to the substantive law of another jurisdiction.
Amendment; Termination
The Committee or the Board may amend or terminate this Policy at any time in its sole discretion. Notwithstanding the preceding sentence, no amendment or termination of this Policy shall be effective if such amendment or termination would (after taking into account any actions taken by the Company contemporaneously with such amendment or termination) cause the Company to violate any federal securities laws, SEC rule or NYSE rule.
Other Recovery Rights
All Incentive-Based Compensation is subject to this Policy, without regard to any contrary provisions in any other policy, award agreement, or similar arrangement. All rights of recovery under this Policy are in addition to, and not in lieu of, other remedies and rights that may be available to the Company pursuant to any other policy or any agreement, plan or program, and nothing in this Policy shall limit any other right, remedy or enforcement mechanism available to the Company under any law, regulation, agreement or other authority to reduce, eliminate or recover compensation from any current, former or future Covered Executive. Nothing herein shall limit the authority of the Committee to impose additional requirements or conditions that may give rise to the Company’s right to forfeit or recover any compensation. To the extent that applicable law, the Listing Standards, or any court order or court-approved settlement requires recovery of Erroneously Awarded Compensation in additional circumstances beyond those specified in this Policy, nothing in this Policy shall limit or restrict the rights or obligations thereunder.
Successors
This Policy shall be binding and enforceable against all Covered Executives and their beneficiaries, heirs, executors, administrators or other legal representatives.
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THE INTERPUBLIC GROUP OF COMPANIES, INC.
DODD-FRANK CLAWBACK POLICY
Covered Executive Acknowledgement
Instructions. In accordance with NYSE Listing Requirements, The Interpublic Group of Companies, Inc. (the “Company”) has adopted and maintains the Dodd-Frank Clawback Policy (the “Policy”), a copy of which is attached. You should carefully review the Policy, then complete and sign this acknowledgement below and return it to [TITLE] by [__], 2023. Any questions regarding the Policy should be directed to [TITLE].
I, ____________________, acknowledge that I am a “Covered Executive” to whom the Policy applies. I affirm that I have received, and have read and familiarized myself with, the Policy, and that I accept and agree to be subject to the terms and conditions of the Policy, including any amendment thereto. If the Company’s Board of Directors or an authorized committee thereof (i.e., the Compensation and Leadership Talent Committee) determines that any amounts granted, awarded, earned or paid to me must be forfeited or reimbursed to the Company pursuant to the Policy, I will promptly take any and all actions necessary to effectuate such forfeiture and/or reimbursement.

_________________________________ ________________________
(Signature of Covered Executive) (Date)
Name:
Title: